JONES, GABLE & COMPANY LIMITED
MARGIN ACCOUNT AGREEMENT

TO: JONES, GABLE & COMPANY LIMITED

In consideration of Jones, Gable & Company Limited opening a margin account in my name I agree that my margin account shall be governed by the following terms:
1.

Each transaction shall be subject to all rules and customs of the exchange and clearing house upon and through which the transaction is executed. If a transaction is not executed upon or through any exchange or clearing house, the transaction shall be subject to all rules and customs of any association of brokers or dealers which is applicable to the transaction;

2.

I shall pay all indebtedness owning by me to Jones, Gable and/or secure all or any part of such indebtedness by delivering on demand to Jones, Gable & Company Limited such security as is prescribed by The Investment Dealers Association of Canada or as is communicated to me by Jones Gable & Company Limited;

3.	I shall pay all commissions charged to my account for all securities or commodities bought or sold for my account by Jones, Gable & Company Limited;

4.

I authorize Jones, Gable & Company Limited to charge interest upon any outstanding debit balance in my account at its customary rate and I shall pay such interest and Jones, Gable & Company Limited shall not be obliged to notify me of any change in its rate of interest;

5.

While I am indebted to Jones, Gable & Company Limited, all my property in its possession may be held by it as continuing security for all my indebtedness and, without notice to me, may be pledged by Jones, Gable & Company Limited to third parties as security for Jones, Gable's indebtedness;

6.

Jones, Gable & Company Limited shall not be under any obligation to segregate the amount of any credit balance in my account and may commingle any such amounts with its general funds and use my funds for the general purposes of its business;

7.

Without demand for additional margin or notice to me, Jones Gable may in its sole discretion sell or purchase any securities or commodities held or carried by it for my account or necessary to cover any short sale or deficiency in my account. These sales and purchases shall be made in such manner and upon such terms as Jones, Gable & Company Limited may in its sole discretion deem advisable;

8.

While I am indebted to Jones, Gable & Company Limited, any securities or commodities held for my account may be used by Jones, Gable & Company Limited for the purpose of making delivery to a third party;

9.

Jones, Gable & Company Limited shall not be under an obligation to deliver to me the same securities as those deposited with or received for my account and may deliver securities of an equivalent amount and of the same nature and kind;

10.

Any statement, confirmation or other communication and every transaction referred to therein shall be deemed and treated as authorized and correct, if I do not object to it in writing to Jones, Gable & Company Limited within ten (10) days from the time it was forwarded to me;

11.	I shall indemnify Jones, Gable & Company Limited for all losses sustained by it in acting as my agent in connection with my account; and

12.	I agree that Jones, Gable & Company Limited may seek and obtain credit and personal information about me from a credit reporting agency.

I have read and understood this agreement and acknowledge receipt of a copy. I agree that this agreement binds me, my estate, heirs, assigns and representatives.

Dated this 8th day of December 2003
/s/ Belinda Rees	/s/ Michael Lobsinger
WITNESS	SIGNATURE OF ACCOUNT HOLDER

ACCOUNT HOLDER INFORMATION: (TO BE COMPLETED BY ACCOUNT HOLDER)
FULL NAME	Zi Corporation	ACCOUNT NO.
ADDRESS (RES.)	Attn: Michael Lobsinger
EMPLOYER
ADDRESS	840 -7th Ave. SW-Suite 2100, Calgary, AB T2P 3G2
SOCIAL INS. NO.	TEL.(RES):	(BUS)	(403) 233-8875
BANK AND BRANCH